# X-Cal Resources Ltd.

**PO Box 48479 Bentall Centre**
**Vancouver, BC V7X 1A0**
**Tel: (604) 662-8245 Fax: (604) 688-7740**


SUPPL



10016081



SEC MAIL
RECEIVED
PROCESSING
JUL 28 2010
WASH. D.C.
211
SECTION


July 19, 2010

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549

**Re: XCL - EXEMPTION # 82-1655**

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated July 19, 2010).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 7/30

# X-Cal Resources Ltd.



**TSX/XCL** **JULY 19, 2010**

# News Release

## MAILING TO SHAREHOLDERS

Detailed information about the proposed acquisition of X-Cal Resources Ltd. (TSX: XCL) by Paramount Gold and Silver Corporation (NYSE.A & TSX: PZG) and voting materials have been mailed to shareholders.

X-Cal's March 8, 2010 press release the set out the objective of bringing a development team for our Nevada Gold Properties.

On June 22, 2010 X-Cal Resources Ltd. and Paramount Gold and Silver Corporation announced the proposed acquisition of X-Cal by Paramount. The elements that we have been seeking to advance the Nevada gold properties and bring increased liquidity are the present in the combination.

The board of directors of X-Cal has unanimously recommended voting for the transaction. An independent committee and a fairness opinion were part of the process. Shawn Kennedy will become a director of Paramount after closing and can answer questions regarding plans for moving the projects ahead.

Georgeson Shareholder Communications Canada Inc. has been retained to assist X-Cal shareholders with the voting process. If you have questions about the information circular, or require assistance in completing your proxy form please contact: Georgeson North American toll free number: 1-888-605-8405 or Email: askus@georgeson.com

The Annual and Special Meeting date is set for August 19, 2010.

If you are not able to attend in person, please vote your shares well in advance of the meeting.

Shawn Kennedy
*President*

**Caution Concerning Forward-Looking Statements**
**The contents of this release have been reviewed by Larry Kornze P. Eng , a Qualified Person as defined by NI 43-10**
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms;

changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

***Visit our Website:*** www.x-cal.com

***E-Mail:*** invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

SHAREHOLDERS may VOTE by MAIL, TELEPHONE or VIA THE INTERNET

IF YOU HAVE QUESTIONS ABOUT THE INFORMATION CIRCULAR or REQUIRE ASSISTANCE IN COMPLETEING YOUR PROXY FORM, PLEASE CONTACT OUR PROXY SOLICITATION AGENT GEORGESON SHAREHOLDER COMMUNICATIONS:

GEORGESON

North American Toll Free Number: 1-888-605-8405

Email: askus@georgeson.com